

January 24, 2008

via U.S. mail and facsimile to (540) 665-9251

Mr. Jonathan H. Wolk, CFO
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601

RE: American Woodmark Corp. File No. 0-14798
Form 10-K for the fiscal year ended April 30, 2007
Form 10-Q for the quarter ended October 31, 2007

Dear Mr. Wolk:

We have reviewed the financial statements and MD&A in your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed below.

1.   Given the adverse national and regional economic factors impacting your operating results, it appears that enhanced MD&A disclosures are warranted in future filings to clearly inform readers about the potential implications on the recoverability of your assets. For example, it is not clear whether existing capacity utilization rates could precipitate future impairment and/or restructuring charges that could materially impact operating results. In this regard we note that you have 15 manufacturing facilities and that the profitability of certain facilities may be materially impacted by existing adverse business, competitive and economic factors in specific geographic regions. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the

magnitude of exposure to loss." As such, please ensure your full compliance with these and all other relevant disclosure requirements in future filings as necessary.

2.   We note that two of the Company's new construction customers filed for bankruptcy protection at the conclusion of the second quarter of fiscal 2008, while several other customers experienced difficult financial results. Given the materiality of the corresponding loss provisions, please quantify in future filings the carrying value of these receivables so that readers can better understand the remaining loss exposure.

3.   In your 8-K filed November 29, 2007, you state that the gross margin for the latest quarter was adversely impacted by a change in the form of the Company's sales promotional participation with one of its retail customers, and that this change in form did not affect net income but shifted costs that had previously been selling and marketing expenses to a reduction of sales revenue, reducing gross margin by 1.0% of sales. However, your discussion of gross profit for the periods ended October 31, 2007, in your Form 10-Q does not appear to include this information. To the extent material in future filings, please i) describe the nature of this "change in form," ii) disclose the GAAP-basis for the reclassification, and iii) quantify the impact on your gross margins.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings we reviewed to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the U.S.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief